Exhibit 21.1

Subsidiaries of Paperweight Development Corp.

Entity	Jurisdiction of Incorporation

Appleton Papers Inc.	Delaware
Appleton Papers Canada Ltd.	Canada
Appleton Papers de Mexico SA de CV	Mexico
C&H Packaging Company, Inc.	Wisconsin
American Plastics Company, Inc.	Wisconsin
Rose Holdings Limited	United Kingdom
Bemrose Group Limited	United Kingdom
The Henry Booth Group Limited	United Kingdom
BemroseBooth Limited	United Kingdom
Bemrose Security & Promotional Printing Limited	United Kingdom
HBGI Holdings Limited	United Kingdom
Arjo Wiggins Appleton (Bermuda) Limited	Bermuda
PDC Capital Corporation	Wisconsin
New England Extrusion Inc.	Wisconsin